Exhibit 99.3

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(€ million)	Six months ended June 30,	Year ended December 31,
	2011	2010(1)	2009(1)	2008	2007	2006
Earnings:
Income before tax and associates	2,276	5,599	6,066	4,162	5,772	4,748
Fixed charges	234	473	401	409	394	463
Distributed income of equity investees (excluding Merial)	944	1,643	1,334	1,082	937	429
Interest capitalized	(24)	(26)	(30)	(25)	(22)	(21)
Amortization of capitalized interest	6	10	9	8	12	11
Total earnings	3,436	7,699	7,780	5,636	7,093	5,630
Fixed charges:
Interest expensed	174	359	280	290	275	335
Interest capitalized	24	26	30	25	22	21
Interest within rental expense	36	88	91	94	97	107
Total fixed charges	234	473	401	409	394	463
Ratio of earnings to fixed charges	14.7x	16.3x	19.4x	13.8x	18.0x	12.2x

(1) Excluding Merial which was reported as held-for-exchange.